UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

The Supreme Court issued on May 9, 2013, a decision regarding the appeal (recurso de casación) number 485/2012 in which the legality of the clauses limiting the interest rate in mortgage loans granted to consumers by various financial entities – among which BBVA-was questioned.

The decision was subject to a clarification request which was answered today. Such decision states that:

(i)	As a general principle, “floor” clauses which limit the decrease of variable interest rates in contracts signed with consumers are not null, however;

(ii)	floor clauses included in the general terms and conditions of certain contracts signed with consumers that do not meet the transparency requirements of the Supreme Court, are considered null. The mortgage loans contracts entered into by BBVA are among these contracts,

(iii)	the financial entities which are party to the process, among which is BBVA, must remove such clauses from the contracts already in place, which will survive in all other terms, and must cease to use said clauses in future contracts,

(iv)	this decision may not be applied retroactively to situations already settled by a final judicial decision, nor to payments already made at the time the decision was published.

In accordance to the decision of the Supreme Court, BBVA will cease to apply such floor clauses to consumer mortgage loans, with effect from May 9, 2013, although it reserves its right to possible appeals.

Assuming that the present quote of the reference index most commonly applied (one year Euribor) is maintained, the application of this measure to the applicable mortgage portfolio is estimated to have a negative impact on net attributable profit in the month of June (the first full month when the decision is applied) of 35 million Euros. In the following months the financial impact will depend on the evolution of said reference index.

Madrid, June 12, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 13, 2013

By: /s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Head of Global Accounting & Information Management Department